INVEST IN **BLOOMCATCH INC.**

Bloomcatch puts your own personal plant expert right in your pocket.

PITCH VIDEO INVESTOR PANEL



bloomcatch.com Centreville VA

Technology | Retail | Software | Artificial Intelligence | B2B

LEAD INVESTOR



Tijani Imam Finance Manager

I plan to invest in Bloomcatch Inc due to friendship and former colleague of mine Ray Magee (CEO/Founder) based on the individual I have known for such a long time since our college days working together. His passion for life, family, and his interest was something that I shared with him when we worked together back then while in school and also becoming more than just a colleague to become a great friends that I could reach out to whenever and he was always willing to help lend a helping hand. After doing some research, his passion to share this new opportunity with the world, his family and friends shows me how much work he is putting into growing a successful business. And from what I know of Ray, he strives to be the be the best and motivate others through the relationships built from meeting new people and networking with people not only in the industry but people outside of it, to garner such interest in the new company/technology that Bloomcatch Inc is developing.

Invested $1,000 this round

Highlights

1. 🌱 Recently sprouted in December 2020 and currently used all over the U.S.
2. 🪴 Pilot programs in Virginia to introduce unique technology solutions to optimize plant care
3. 💥 Yahoo Finance listed Bloomcatch as a Top Startup to watch

4 ❤️ Bloomcatch partners with local charities focused on conservation and plant education for
3 💥 Yahoo Finance listed Bloomcatch as a Top Startup to watch

4. ❤️ Bloomcatch partners with local charities focused on conservation and plant education for children
5. 🧑‍🎓Recent graduate of the NewChip Accelerator. The #1 Online Global Accelerator
6. 💾 Chief Technology Officer is a solutions architect with experience from start-ups to Fortune 50 companies
7. 🌺 Award-Winning Director that has worked with Discovery Channel, ESPN, Fox, PBS, and many others

Our Team



Raymond Magee CEO/Founder

Successfully prelaunched the product in December 2020. Successful Kickstarter campaign from friends and family. Successful acquisition of lead investor, Virginia Innovation Partnership Corporation.

This idea came about on a walk through a marsh with my kids. I wanted to find a way to help people answer a simple question easily and efficiently. I care because as a parent it is important to me that the next generation have a deep understanding and appreciation of nature.



Radu Grama Chief Technology Officer

Successfully prelaunched the app on the app store and google playstore in December 2020.
Completely rebuilt the product (front and back-end) during the pandemic to ensure it can scale
successfully.



Dara Padwo-Audick   Director of Marketing & Communications

Successfully revamped the entire company's website and created a funnel for new user acquisition.
Successfully grew the company's online following from 60 members to over 1000.

Bloomcatch Deck

BloomCatch®

The One-Stop-Shop
for Plant Parents



The Challenge

Finding good and
local plant deals...





...and then keeping
those plants alive

Bloomcatch Inc

SOLUTION

Bloomcatch connects
plant shops to plant
parents and provides
identification, plant care,
and E-commerce in a
single platform



Bloomcatch Inc

HOW IT WORKS

E-Commerce | Plant ID | Plant Care | Plant

E-Commerce	Plant ID	Plant Care	Journal
with local plant sellers using API	using AI techonolgy	guidance from certified experts	share with your friends!

BUSINESS MODEL
Customers

Users identify plants and connect to local plant shops for free



Celebrating 50 Years



WASHINGTON YOUTH GARDEN

Friends of the National Arboretum

Access to plant care guidance and plant experts costs users up to $15 with a portion going back to local charities.

BUSINESS MODEL
Businesses

Digital storefront: Plant Shops will list on Bloomcatch app for e-commerce sales for listing fee of $200 and a total transaction fee of 1%.



PLANTS ALIVE!

MARKET ANALYSIS

US HORTICULTURE MARKET

$40 BN

TAM

US HOUSEPLANT MARKET

$1.3 BN

SAM

BLOOMCATCH OBTAINABLE MARKET

$100 MN

SOM

Total # of plant parents in U.S.
33.1 Million Households

Ray Magee
CEO/Founder

Radu Grama
CTO

Alex Shah
Advisor

Jenny Dunklee
Sr. Plant Expert

Nancy Maffia
Plant Expert

Dara Padwo-Audick
Marketing & Communications

Dave Muchow
General Counsel

Lauren Howell
Social Media

Taylor Loy
Plant Expert

Geri Cohen
Bookkeeper

THE TEAM

COMPETITIVE ANALYSIS

| Company | Annual | LR | Community | Searchable | Ask an | Connect |

Company	Annual Cost	P.R. A.I.	Community	Scalable Database	Ask an Expert	Connect to Nursery
 MyGarden Answers	$3.99	X		X	X	
 PictureThis	$29.99	X		X	X	
 PlantSnap	$19.99	X	X	X	X	
 BloomCatch	$11.99	X	X	X	X	X

Bloomcatch Inc

TRACTION

🌱 Launched December 2020 and now in 7 states and 6 countries

🏬 Pilot projects in progress at two stores

📝 5 Contracts Total with several more in the funnel

🏆 Winner of Impact Award on the 2-Minute Drill TV Show

Funding Request
$250K
Use of Funds

- Convert all staff to full-time
- Hire Flutter Full-Stack developer and VP of Sales
- File patents around key technology
- Increased marketing efforts through affiliate partners
- Secure contracts with plant shops throughout the country
- Develop Bloomcatch Community

Bloomcatch Inc

THANK YOU!



Contact Info:
Raymond.Magee@bloomcatch.com

Website:
https://www.bloomcatch.com

 **BloomCatch**®